March 23, 2012

VIA FEDEX, FACSIMILE AND EDGAR

Re:	AXIS Capital Holdings Limited
Schedule TO-I filed March 12, 2012
SEC File No. 005-79165

Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Duchovny:

On behalf of AXIS Capital Holdings Limited (the “Company”), we are hereby providing the following responses to your comment letter dated March 16, 2012 (the “Comment Letter”), regarding the above-referenced Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on March 12, 2012, relating to a tender offer (the “Tender Offer”) by the Company for any and all of its 7.50% series B preferred shares, par value $0.0125 per share and liquidation preference $100.00 per share (the “Series B Preferred Shares”). To assist your review, we have retyped the text of the Staff’s comments in italics below. The headings and pages below correspond to the headings and pages in the Comment Letter and the Company’s offer to purchase dated March 12, 2012 (the Offer to Purchase”) relating to the Tender Offer, respectively. All capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase. The responses and information described below are based upon information provided to us by the Company.

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In addition, concurrently herewith we are transmitting via EDGAR Amendment No. 1 (“Amendment No. 1”) to the Schedule TO. The Schedule TO has been revised in response to the Staff’s comments.

Schedule TO

Item 10. Financial Statements

1.	We note that you incorporated your financial statements by reference to your annual report on Form 10-K. Please revise your disclosure to include the summarized financial information required by Item 1010(c) of Regulation M-A. See instruction 6 to Item 10 of Schedule TO.

The Company believes that it had complied with Instruction 3 to Item 10 of Schedule TO in incorporating by reference the financial information required by Item 1010(a) and (b) of Regulation M-A. In response to the Staff’s comment, however, the Company has amended the disclosure on page 13 of the Offer to Purchase under Section 9, captioned “Certain Information Concerning AXIS Capital” to include the summarized financial information required by Item 1010(c) of Regulation M-A.

Item 13. Information Required by Schedule 13E-3

2.	Please provide us your detailed legal analysis of the applicability of Rule 13e-3 to this transaction.

For Rule 13e-3 under the Exchange Act to be applicable, the transaction in question would have to involve: (1) inter alia, a “purchase of any equity security by the issuer of such security” or a “tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities” that (2) has “either a reasonable likelihood or a purpose of producing, either directly or indirectly,” any of the effects described in Rule 13e-3(a)(3)(ii) under the Exchange Act. These effects are either:

a.	causing any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 of the Exchange Act or cause the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 of the Exchange Act or suspension under Rule 12h-3 or Section 15(d) of the Exchange Act, or

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b.	causing these securities to be neither listed on a national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

The Preferred Shares were not registered under the Exchange Act and are not subject to Section 12(g) of the Exchange Act. As of the commencement of the Tender Offer on March 12, 2012, there was only one holder of record and approximately 275 beneficial owners of the Preferred Shares. Because the Preferred Shares were held of record by fewer than 300 persons, the Tender Offer could not cause the Preferred Shares to become eligible for termination of registration under Rule 12g-4 under the Exchange Act. In addition, because the Company’s common shares, par value $0.0125 per share, are registered pursuant to Section 12(b) of the Exchange Act, its duty to file reports under Section 15(d) with respect to the Preferred Shares was suspended prior to the commencement of the Tender Offer. The Tender Offer will not affect the Company’s obligation to file reports under the Exchange Act.

Lastly, the Preferred Shares are not listed on a national securities exchange, nor are they authorized to be quoted in an inter-dealer quotation system of a registered national securities association. The Tender Offer will not cause the delisting of the Preferred Shares from a national securities exchange or the termination of quotation of the Preferred Shares in an inter-dealer quotation system of any registered national securities association.

As set forth above, the Tender Offer will not have any of the effects described in Rule 13e-3(a)(3)(ii). Therefore, Rule 13e-3 under the Exchange Act is not applicable to the Tender Offer.

Offer to Purchase

Cautionary Note Regarding Forward Looking Statements, page iii

3.	We note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 13e-4(c)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise the offer to purchase to delete this statement and confirm that you will avoid using this statement in all future communications.

In response to the Staff’s comment, the Company has revised its disclosure on page iii of the Offer to Purchase under the caption “Cautionary Note Regarding Forward Looking Statements” by removing the disclaimer not to undertake any obligation to update or revise publicly any forward-looking statements. The Company confirms that it will avoid using this statement in all future communications with respect to the Tender Offer.

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Conditions of the Offer, page 11

4.	We note that the offer is not completely financed and is subject to a financing condition. Generally, when an offer is not financed, or when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(c)(3), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that you will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

In response to Staff’s comment and following the consummation of the Company’s sale of 16,000,000 shares of its 6.875% Series C Preferred Shares, par value $0.0125 per share and liquidation preference $25.00 per share (representing $400 million in aggregate liquidation preference), the Company has revised its disclosure on page 11 of the Offer to Purchase under Section 6, captioned “Conditions of the Offer” to indicate that the Tender Offer has become fully financed.

The Company has disseminated the disclosure of this change by the filing of Amendment No. 1 concurrently herewith, and the Company confirms that at least five business days remain in the Tender Offer.

5.	Refer to the disclosure in the last paragraph of this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

The Company confirms its understanding of the Staff’s position that the Company’s decision to proceed with the Tender Offer following the triggering of a condition would constitute a waiver of the triggered condition and that, depending on the materiality of the waived condition and the number of days remaining in the Tender Offer, the Company may be required to extend the Tender Offer and recirculate new disclosure to security holders.

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6.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

The Company confirms its understanding of the Staff’s position that the Company should inform security holders how it intends to proceed promptly following the triggering of a condition by events that occur during the offer period and before expiration of the Tender Offer.

Additional Information, page 13

7.	We note your attempt to incorporate by reference “any future filings made by [you] pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering described” in the offer to purchase. Schedule TO does not expressly authorize such “forward incorporation by reference.” Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.

In response to the Staff’s comment, the Company has revised its disclosure on page 13 of the Offer to Purchase under Section 9, captioned “Certain Information Concerning AXIS Capital,” to remove forward incorporation by reference of future filings it makes under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.

Certain Material United States Federal Income Tax Consequences, page 15

8.	Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend here and in your letter of transmittal.

In response to the Staff’s comment, the Company has revised its disclosure on page 15 of the Offer to Purchase under Section 13, captioned “Certain Material United States Federal Income Tax Consequences” and on page 8 of the Letter of Transmittal under Section 8, captioned “Tax Identification Number and Backup Withholding,” to remove the legend referencing Treasury Department Circular 230.

The undersigned, on behalf of the Company, hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to call Lesley Peng at 212-455-2202 with any questions or further comments you may have regarding Amendment No. 1 or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

cc:	AXIS Capital Holdings Limited
Conrad Brooks, Esq.

Cravath, Swaine & Moore LLP
Andrew J. Pitts, Esq.